Exhibit 4.01

DESCRIPTION OF SECURITIES

The following is a description of TTEC Holdings, Inc. (the “Company,” “TTEC”) securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended, and does not purport to be complete. For a complete description of the terms and provisions of such securities, refer to our restated certificate of incorporation, as amended (the “Certificate of Incorporation”), and our amended and restated bylaws (the “Bylaws”), each of which is included as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. This summary is qualified in its entirety by reference to these documents.

General

Under the Certificate of Incorporation, we are authorized to issue up to 150,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2019 there were 46,488,938 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Stockholders may not cumulate their votes in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available, therefore. In 2015, our Board of Directors adopted a dividend policy, with the intent to distribute a periodic cash dividend to stockholders of our common stock, after consideration of, among other things, TTEC’s performance, cash flows from operations, capital needs and liquidity factors. The Company paid the initial dividend in 2015 and has continued to pay a semi-annual dividend in October and April of each year.

In the event of liquidation, dissolution or winding up of TTEC, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Our Board of Directors has the authority to issue our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of TTEC without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. Holders of preferred stock may be entitled to receive dividends (other than dividends of common stock) before any dividends are payable to holders of common stock.

Anti-Takeover Effects of Delaware General Corporation Law and Our Certificate of Incorporation and Bylaws

Delaware Law.    TTEC is subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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the business combination transaction or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the Board of Directors prior to the date the interested stockholder obtained such status;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for the purpose of determining the number of shares outstanding those shares owned by the corporation’s officers and directors and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to TTEC and, accordingly, may discourage attempts to acquire TTEC even though such a transaction may offer TTEC’s stockholders the opportunity to sell their stock at a price above the prevailing market price.

Certificate of Incorporation and Bylaws.    Various provisions contained in the Certificate of Incorporation and the Bylaws could delay or discourage stockholder actions with respect to transactions involving an actual or potential change of control of us or a change in our management and may limit the ability of our stockholders to remove current management or approve transactions that our stockholders may deem to be in their best interests. Among other things, these provisions:

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provide that special meetings of stockholders may be called only by the Board of Directors, the Chairman of the Board of Directors or by the Chief Executive Officer of TTEC and not by the stockholders;

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provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary advance written notice of the stockholder’s intention to do so;

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establish that state courts located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) are the sole and exclusive forum for certain disputes;

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provide that the Board of Directors may, by resolution adopted by a majority of the directors, increase or decrease the number of directors on the Board so long as the number of directors is not less than two nor more than eleven;

•	do not permit cumulative voting for directors; and
•	provide that vacancies in our Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors.